Filed by NATCO Group Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NATCO Group Inc.

Commission File No.: 001-15603

Transition Times

Volume Six

November 2009

We present the 6th publication of the Transition Times.

In this issue, we continue with the leadership announcements. Included are updates on the proposed office moves, site visits, information technology (IT), the change networks, a preview of Day One activities, and a synopsis of the sales integration plans. Also in summary is germane information on 2009 vacation and carryover vacation policies. We encourage you to take note of the detailed schedule on the new hire orientation program (U.S. orientation) planned for November 10 - 19, 2009, as outlined.

Finally, this issue concludes with the topical Frequently Asked Questions section, which can also be located at www.welcometocameron.com.

Kind regards.

Signed

John Clarke	Patrick McCarthy

Chairman of the Board	President, Chief Operating
& Chief Executive Officer	Officer and Director

Disclaimer

Execution of the activities described in this update is contingent upon obtaining clearance for the NATCO acquisition from the Department of Justice (DOJ) Antitrust Division and the subsequent closing of the transaction. The process of obtaining DOJ clearance is still in progress and until the time of closing, although substantial integration planning is ongoing, Cameron and NATCO remain separate entities and should conduct day-to-day business operations accordingly.

Custom Engineered Systems (CES) Vice President Announcement

Tad Mulder has been appointed to the position of Vice President of the Custom Engineered Systems (CES) business unit, reporting to Les Hiller in the proposed Process Systems (PRS) operating division.

Tad is currently Vice President and General Manager of Asia Pacific and Middle East for the Petreco Process Systems division of Cameron Corporation. He began his career at the Petreco Divison of Petrolite Corporation in 1989. He has also served as General Manager of Petreco’s Singapore office and was responsible for numerous operations when Petreco was part of Baker Hughes.

Office Moves

If you work at NATCO corporate headquarters, you’ll see some new faces a few days after close. The newly-announced President of Process Systems (PRS) organization and his direct reports will be moving in over the weekend after close, including:

•	Les Hiller (President)

•	Tad Mulder (VP, Custom Engineered Systems)

•	David Merle (VP, Operations)

•	George Siller (VP, Finance), and

•	Patricia Liles (VP, Human Resources).

Already officed in the building are:

•	Greg Jean (VP, Process Services & Equipment)

•	Joe Wilson (VP, Business Development), and

•	Greg Dodson (VP, Technology and Project Management).

Day 1 Preview

If you’re new to Cameron, you may be wondering what your first day will be like. Here’s a brief overview.

First of all, you won’t necessarily see new signs. The NATCO-to-Cameron signage conversion project is a major undertaking, which will be done in phases over a number of months. Sign changes are in progress and all locations, worldwide, have been contacted and are working with Cameron’s sign vendor.

If you’re on email, you’ll receive instructions to help you complete the following Day 1 tasks:

•	Change your voicemail.

•	Change your email signature.

•	Use a Cameron greeting when you answer the phone.

•	Learn how to handle the question: “You’re Cameron now? What happened to NATCO?”

Day 1 will also be a great time to finish and submit your signed and dated benefits enrollment and 401(k) forms, if you haven’t yet.

New Hire Orientation Schedule

The previous issue of the Transition Times provided an outline of Cameron’s New Hire Orientation. A schedule of meetings and webinars for USA locations has been posted to the Welcome to Cameron website.

See the previous Transition Times for global HR updates.

Information Technology (IT) Update

The previous issue of the Transition Times provided an update on:

•	how payroll and benefits will be deployed for NATCO employees joining Cameron, and

•	plans for moving TEST, PAAI and Linco onto SAP.

Work is ongoing to connect the e-mail and networks of Cameron and NATCO. Plans are in place for NATCO employees who currently have a NATCO email address to transition to their new Cameron e-mail addresses as the transaction closes. New e-mail addresses will generally be firstname.lastname@c-a-m.com, with the final list being checked for duplicates, nicknames, etc. You will receive your new email address from Cameron’s Corporate IT at, or shortly after, close.

At that point, use of your new Cameron email address will be seamless. That is, outgoing email will automatically go out under your Cameron email address and email sent to both your NATCO and Cameron email addresses will come to your Inbox.

Networks will be automatically connected – which will provide access to intranet sites, the ability to share information via team sites, etc. The IT organizations of both NATCO and Cameron are working to make these transitions as seamless as possible. After closing, all employees can access the Cameron intranet at http://intranet.c-a-m.com/Pages/default.aspx.

Sales Integration Preview

Significant work is underway on new sales and marketing materials, ads, commercials and sales tools – and Marketing is working with business leaders in Process Systems (PRS), Flow Control (FLC) and Measurements Systems (FLO) on deployment plans.

As those plans are finalized, sales integration meetings will be scheduled to brief sales forces on the new strategies and collateral, and on how the blended sales forces can work together and cross-sell productively.

2009 Vacation and Carryover Vacation Policies

There have been many questions about accrued vacation and what will happen to it as we transition to Cameron. Cameron has a different vacation policy and we will be following the Cameron policy in 2010, after the acquisition is complete.

Cameron’s policy provides for the full allotment of earned vacation in January and it is based on a use it or lose it provision. If you fail to use all of your 2010 vacation, you will lose it. Cameron’s vacation schedule is similar to NATCO’s except that it caps at 4 weeks of vacation after 15 years.

As far as your vacation accrued under NATCO, you may choose to use your 2009 and carryover vacation before the acquisition is complete. Remember, however, that all vacation needs to be scheduled and approved by your current supervisor. All unused vacation will be paid out at or near the close of the acquisition. Since the acquisition is expected to be completed mid to late November, you will still accrue vacation for the remainder of the year after the close. We encourage you to use whatever vacation is accrued after the acquisition is complete before the last pay period which ends on 12/26 for NATCO. If there is any accrued vacation not used as of December 26, it too will be paid to you on the last paycheck of 2009. If anyone wishes to take vacation after being cashed out if you have plans to use vacation between the Christmas and New Year’s holidays, this time should be recorded as unpaid as you will have already received a payment for all unused vacation.

You will begin 2010 with a clean slate and be eligible to begin using your Cameron vacation after January 1, 2010.

Site Visits Wrap Up

The Cameron/NATCO site visits are winding down. You may wish to review the PowerPoint presentation posted on the Welcome to Cameron website.

Change Networks Update

The NATCO and Cameron change networks continue to provide useful feedback to the Integration Team. A merged network will continue to operate after acquisition, with changes to membership to reflect the new organizational structure. Details to be announced (TBA).

Q&A

1. Does Cameron have any Educational Support or Tuition Reimbursement policy for its overseas non-US employees or is it restricted to US Employees only?

Tuition support varies by country. Canada, for example follows the US policy and the UK has an informal reimbursement practice.

2. What is Cameron pay schedule? biweekly? twice monthly? monthly?

Cameron’s employees are paid bi-weekly, and most NATCO locations, including those in Canada the UK and the US will move to the bi-weekly schedule. If a NATCO employee is moving from weekly to bi-weekly, Cameron will provide a one week advance in pay to help bridge to the new schedule. The advance will be paid back to Cameron out of the employee’s last paycheck upon retirement or termination. Details of this plan will be provided to those affected.

3. If an employee has a loan on their 401K with JP Morgan, what will happen after the merger? Will the loan be called up to pay out or will it be transferred to Cameron’s 401k plan and the employees will be allowed to continue making payments?

The 401(k) loan will be transferred to the new plan and the employee will be allowed to continue making payments.

4. How many hours work per week are considered full time? Part-time?

For most purposes, an employee who works 30 or more hours per week is considered full-time.

5. How does the 3% retirement contribution work – how is it invested?

Cameron contributes 3% of your qualified pay to your 401(k) account on a monthly basis. The funds are invested at your discretion among the 9 investment choices in the plan. You are vested in this plan after 3 years of service, and NATCO service does carry over to Cameron.

6. How will my current 401k investments be mapped into my new Cameron 401k?

The NATCO and Cameron plans will not merge until the first quarter of 2010. The mapping process has not been finalized, but all employees will be given ample notice regarding the process before the 401k plan merger occurs.

7. Does Cameron’s 401K plan allow in-service non-hardship withdrawals for employees over the age of 59 1/2?

Yes.

8. I noticed that there is a floating holiday in 2010. Can I take that day whenever I want?

The 2010 floating holiday can be scheduled in advance with an employee’s supervisor, much like a vacation day. The scheduled day can be any day within the year that is approved by the supervisor. Some locations may choose to designate a day to use the floating holiday for scheduling purposes. Local management will communicate this if they choose this option.

9. If we need to come to the office during the weekend to finish the work. Do we have access to the office after hours and weekends? How safe is NATCO building. Is there security during the weekends?

Cameron, like NATCO, is committed to the safety of our employees. The NATCO Headquarters building has both electronic security access and security personnel that monitor the site. Through the use of these measures, employees are allowed site access during weekend hours. As employees potentially relocate, they will receive a more detailed overview of the building access and security for the specific facility.

Please continue to submit your questions on the CAMERON/NATCO integration through the Cameron website http://www.welcometocameron.com/documents.cfm or to Charlotte Strachan – cstrachan@natco-us.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, on July 20, 2009, Cameron filed with the SEC a Registration Statement on Form S-4, which includes a preliminary prospectus of Cameron and a preliminary proxy statement of NATCO. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to NATCO stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING CAMERON, NATCO, AND THE MERGER. Investors and security holders of Cameron and NATCO may obtain a free copy of the Registration Statement on Form S-4, the preliminary proxy statement and any other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The Registration Statement on Form S-4, the preliminary proxy statement and any other related documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may be, under the rules of the SEC, considered participants in the solicitation of the stockholders in connection with the proposed merger may be found in the preliminary proxy statement/prospectus included in Cameron’s Registration Statement on Form S-4 filed with the SEC on July 20, 2009. You can find information about NATCO’s executive officers and directors in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009.

You can obtain free copies of these documents from NATCO at the website address noted above.